VIA FACSIMILE (478)743-4204 and U.S. Mail

February 22, 2006

Michael N. White, Esq.
Martin Snow, LLP
240 Third Street
P.O. Box 1606
Macon, GA 31202-1606
(478) 749-1709

Re:  	Unity Holdings Inc.
	Schedule TO-I filed on February 14, 2006
	File No. 005-81546

Dear Mr. White

	We have the following comments on your filing.

Schedule TO
Summary, page 1

1. Please amend your disclosure to state that you will pay for shares tendered or return the tendered securities promptly, as opposed to as promptly as practicable and make corresponding changes throughout your disclosure, including, but not limited to Section 5. Please see Rule 13e-4(f)(5).

The Offer, page 5

2. We note that your offer expires on March 31, 2006. Please correct the disclosure on page 5 that states the expiration time means 5:00 p.m. on Friday, March 10, 2006.

Withdrawal Rights, page 10

3. Please add that stock tendered may be withdrawn if not yet accepted for payment, after the expiration of forty business days from the commencement of the tender offer. Please see Rule 13e-4
(f)(2)(ii).

Certain Conditions of the Offer, page 11

4. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the first sentence of the last paragraph in this section, the phrase "regardless of the circumstances (including any action or inaction by us) giving rise to the failure of the condition" states that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


               					Very truly yours,


     	          					Celeste M. Murphy
							Special Counsel
         					      Office of Mergers and Acquisitions